Exhibit 99.1

Pembina Pipeline Corporation Reports Voting Results from 2020 Annual Shareholder Meeting and Announces Appointment of New Board Members

CALGARY, May 11, 2020 /CNW/ - Pembina Pipeline Corporation ("Pembina" or the "Company") (TSX: PPL; NYSE: PBA) reported the voting results from its annual meeting of common shareholders held virtually on May 8, 2020 (the "Meeting"). Each of the matters voted upon at the Meeting is discussed in detail in the Company's Management Information Circular dated March 19, 2020 (the "Information Circular") and is available on the Company's website under "Investor Centre – Shareholder Information" at www.pembina.com.

A total of 340,164,302 common shares representing 61.87 percent of the Company's issued and outstanding common shares were voted in person and by proxy in connection with the Meeting. The voting results for each matter presented at the Meeting are provided below:

1.       Election of Directors

The following 10 nominees were appointed as directors of Pembina to serve until the next annual meeting of shareholders of the Company, or until their successors are elected or appointed:

Nominee	Votes in Favour		Votes Withheld
	Percentage	Number	Percentage	Number
Anne-Marie N. Ainsworth	97.00%	310,852,084	3.00%	9,624,270
Michael H. Dilger	99.75%	319,682,256	0.25%	794,098
Randall J. Findlay	97.65%	312,956,484	2.35%	7,519,870
Robert G. Gwin	99.81%	319,862,115	0.19%	614,239
Maureen E. Howe	99.22%	317,970,884	0.78%	2,505,470
Gordon J. Kerr	96.47%	309,179,220	3.53%	11,297,134
David M.B. LeGresley	97.18%	311,433,612	2.82%	9,042,742
Leslie A. O'Donoghue	96.06%	307,854,584	3.94%	12,621,770
Bruce D. Rubin	99.81%	319,852,966	0.19%	623,388
Henry W. Sykes	97.28%	311,768,046	2.72%	8,708,308

 2.       Appointment of Auditors

KPMG LLP, Chartered Accountants, were appointed to serve as the auditors of the Company until the close of the next annual meeting, at remuneration to be fixed by the directors on the recommendation of the Audit Committee.

3.       Approval of Amendment to By-Law Number One

A resolution to amend and restate By-Law Number One was approved with an approximate 99.64 percent of votes cast in favour.

4.       Approval of By-Law Number Two (Advance Notice By-Law)

An ordinary resolution to approve Pembina's advance notice by-law (By-Law Number 2) was approved with an approximate 99.60 percent of votes cast in favour.

5.       Acceptance of Company's Approach to Executive Compensation

On an advisory basis and not to diminish the role and responsibility of the board of directors, the approach to executive compensation disclosed in the Information Circular was approved with an approximate 92.08 percent of votes cast in favour.

Additional details in respect the Meeting's voting results can be found on Pembina's profile at www.sedar.com and www.sec.gov.

Retirement of Board Members and Appointment of New Board Members

Pembina announced today that Mr. Bob Michaleski and Mr. Jeff Smith did not stand for re-election and will retire from the board.

"On behalf of Pembina's Board and management, I would like to thank both Mr. Michaleski and Mr. Smith for their dedication and significant contributions to the Company and the Board," said Randall Findlay, Chair of the Board of Directors. "Pembina has benefited greatly from the experience, wisdom and counsel from these two gentlemen and we wish them all the best in the future."

Pembina also announced the appointment of two new board members.  Mr. Robert Gwin was appointed to the Board at the annual meeting of common shareholders on May 8, 2020 and subsequent to the Meeting, Ms. Cynthia Carroll was selected by the Directors to join to the Board.

Mr. Findlay added: "I am also pleased to welcome Mr. Gwin and Ms. Carroll to the Board of Directors.  Mr. Gwin will bring with him over 30 years of directly relevant leadership experience in the energy and financial sectors while Ms. Carroll brings leadership of global businesses, particularly in the industrial sector.  We believe these two additional directors will further support our strategy to deliver long-term, sustainable value to our shareholders through operational excellence, strong governance and continued growth and we look forward to working with them."

Mr. Gwin was the President of Anadarko Petroleum Corporation, one of the world's largest independent oil and natural gas exploration and production companies, prior to its acquisition by Occidental Petroleum Corporation in late 2019. Prior thereto, he was the Executive Vice President, Finance and Chief Financial Officer of Anadarko from 2009 to 2018. Mr. Gwin joined Anadarko in 2006 and was a member of the executive committee since 2008. He also served as the Chairman of the Board of Western Gas Partners, LP, a large U.S. oil and natural gas midstream company, from 2010 to 2018, and previously as their President and CEO from 2007 to 2010.

Ms. Carroll has spent most of her career leading global businesses in the industrial sector. She began her career as an exploration geologist at Amoco Production Company in Denver, Colorado before joining Alcan Aluminum Corporation. From 2007 to 2013, she served as the Chief Executive Officer of Anglo American PLC, at the time one of the largest and most diversified mining companies in the world. Ms. Carroll serves on the boards of directors of several public companies.

Mr. Gwin's appointment includes serving on the Board's Human Resources, Health and Compensation and Governance, Nominating & CSR Committees. Ms. Carroll's appointment includes serving on the Board's Human Resources, Health and Compensation and Safety & Environment Committees. Committee charters and full biographies for both Mr. Gwin and Ms. Carroll can be found at www.pembina.com.

About Pembina

Calgary-based Pembina Pipeline Corporation is a leading transportation and midstream service provider that has been serving North America's energy industry for 65 years. Pembina owns an integrated system of pipelines that transport various hydrocarbon liquids and natural gas products produced primarily in western Canada. The Company also owns gas gathering and processing facilities; an oil and natural gas liquids infrastructure and logistics business; is growing an export terminals business; and is currently developing a petrochemical facility to convert propane into polypropylene. Pembina's integrated assets and commercial operations along the majority of the hydrocarbon value chain allow it to offer a full spectrum of midstream and marketing services to the energy sector. Pembina is committed to identifying additional opportunities to connect hydrocarbon production to new demand locations through the development of infrastructure that would extend Pembina's service offering even further along the hydrocarbon value chain. These new developments will contribute to ensuring that hydrocarbons produced in the Western Canadian Sedimentary Basin and the other basins where Pembina operates can reach the highest value markets throughout the world.

Purpose of Pembina:

To be the leader in delivering integrated infrastructure solutions connecting global markets;

  Customers choose us first for reliable and value-added services;
  Investors receive sustainable industry-leading total returns;
  Employees say we are the 'employer of choice' and value our safe, respectful, collaborative and fair work culture; and
  Communities welcome us and recognize the net positive impact of our social and environmental commitment.

Pembina is structured into three Divisions: Pipelines Division, Facilities Division and Marketing & New Ventures Division.

Pembina's common shares trade on the Toronto and New York stock exchanges under PPL and PBA, respectively. For more information, visit www.pembina.com.

View original content:http://www.prnewswire.com/news-releases/pembina-pipeline-corporation-reports-voting-results-from-2020-annual-shareholder-meeting-and-announces-appointment-of-new-board-members-301057091.html

SOURCE Pembina Pipeline Corporation

View original content: http://www.newswire.ca/en/releases/archive/May2020/11/c9113.html

%CIK: 0001546066

For further information: Investor Relations: Scott Arnold, (403) 231-3156, 1-855-880-7404, e-mail: investor-relations@pembina.com, www.pembina.com

CO: Pembina Pipeline Corporation

CNW 18:17e 11-MAY-20